April 5, 2011

Via facsimile (703) 813-6968 and EDGAR

Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington DC 20549

Re:
Sustainable Environmental Technologies Corporation
Current Report on Form 8-K/A
Filed March 7, 2011
Form 10-Q/A for the Quarter Ended December 31, 2010
Filed February 17, 2011
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed July 14, 2010
File No. 000-25488

Dear Ms. Long:

Thank you for your March 21, 2011 correspondence regarding the above referenced filings of Sustainable Environmental Technologies Corporation (the "Company" or “SETCORP”). The following is in response to your March 21, 2011 correspondence.  Underlined verbiage below constitutes your comments and our responses are in regular type.

Form 8-K/A filed March 7, 2011  Form 10 information, page 3

1.	In future filings, please revise your disclosure to provide the information required by Items 101(h)(4)(ix)-(x) of Regulation S-K.

In future filings, we will revise our disclosure to provide information required by Items 101(h)(4)(ix)-(x) of Regulation S-K.

Intellectual Property, page 7

2.	In future filings, please disclose whether you own the patent and the duration of the patent. See Item 101(h)(4)(vii) of Regulation S-K.

In future filings, we will disclose whether we own the patent and the duration of the patent in accordance with Item 101(h)(4)(vii) of Regulation S-K.

801.810.9888 • 855.810.9888 fax
2377 W. Foothill Blvd., Suite #18  •  Upland, CA 91786

Pamela Long, Assistant Director
Securities and Exchange Commission
April 5, 2011

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 14

3.	In future filings, please revise your disclosure to provide the addresses for Horst Geicke and Grant King. See Item 403(a) of Regulation S-K.

In future filings, we will revise our disclosure to provide the addresses for Horst Geicke and Grant King in accordance with Item 403(a) of Regulation S-K.

Item 5. Directors and Executive Officers, page 15

4.
In future filings, please revise your disclosure to identify the businesses with which Mr. Glaser and Mr. Morlock were associated during the past five years and discuss their roles in those businesses. We note that you have not provided specific business experience information for Mr. Glaser for the years 2006 to 2008. Similar information is missing with respect to Mr. Morlock. See Item 401(e)(1) of Regulation S-K.

In future filings, we will revise our disclosure to identify the businesses with which Mr. Glaser and Mr. Morlock were associated during the past five years and will discuss their roles in those businesses. In addition, we will provide specific business experience information for Mr. Glaser for the years 2006 to 2008and similar information with respect to Mr. Morlock in accordance with Item 401(e)(1) of Regulation S-K.

Exhibit 99.2

Pro-Forma Condensed Combined Statements of Operations, pages F-3 and F-4

5.
We have reviewed your response to prior comment six from our letter dated February 1, 2011. You now present the number of shares outstanding for SETCORP, which should be the number of shares effectively issued in the transaction, as 106,667,899. Based on the equity statement in your December 31, 2010 Form 10-Q, it appears that the number of shares effectively issued in the transaction may be 106,982,899. Please revise or advise why it is something else and tell us how you computed the other amount.

After further review it was determined that 106,982,899 shares were of SETCORP were outstanding as of the date of the acquisition, It was an oversight that the incorrect share amount of 106,667,899 was used in our pro-forma financial statements. We do not deem it necessary to amend Exhibit 99.2 of the 8-K/A #3 filed on March 7, 2011 due to the immaterial difference between the two share amounts of which there is no impact on the loss per share for the periods represented. The Company will correct the amount in future filings.

Form 10-Q/A for the Quarter Ended December 31, 2010

Pamela Long, Assistant Director
Securities and Exchange Commission
April 5, 2011

Item 1 Financial Statements

Consolidated Balance Sheets, page F-1

6.
The column heading of your December 31, 2010 balance sheet indicates that these amounts are unaudited, which implies that your March 31, 2010 balance sheet includes amounts that are audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended December 31, 2010, you should not imply that the March 31, 2010 balance sheet amounts are audited. Please revise in future filings.

In future filings, we will properly label our quarterly financial statements.

Note 4 — Acquisitions, page F-10

7.
We have reviewed your response to prior comment 11 from our letter dated February 1, 2011. ASC 805-10-50-2(h)(1) requires the disclosure of the amounts of revenue and earnings of DIW since the acquisition date of October 1, 2009 that are included in your statements of operations. This is separate from the requirement to provide pro forma results of operations as if the acquisition had taken place at the beginning of the respective period. Please revise in future filings and show us in your supplemental response what the revisions will look like.

Due to the reverse acquisition pro forma revenue and earnings of the DIW are equal to the actual revenue and earnings for the periods presented. We have revised our presentation of revenue and earnings to reflect true earnings of the DIW instead of the revenue and gross profit previously presented. In future filings we intend to disclose that 100% of the revenues and earnings for the period from October 1, 2009 (Inception) to December 31, 2009 were generated from the DIW.  We have revised below what the revisions should have looked like for the Form 10-Q for the quarter ended December 31, 2010 and will follow suit for future filings:

The following are the amounts of revenue and earnings of the acquiree since the date of acquisition included in the consolidated statement of operation for the reporting period for the three months ended December 31, 2009, and the period from October 1, 2009 (Inception) to December 31, 2009 are as follows:

	Three Months Ended December 31, 2009	October 1, 2009 (Inception) to December 31, 2009
Revenue	$235,082	$235,082
Net loss	$(50,576)	$(50,576)

Note 8 — Notes Payable, page F-13

Convertible Note Payable to Metropolitan Real Estate LLC, page F-14

8.
We have reviewed your response to prior comment 12 from our letter dated February 1, 2011 and your disclosures regarding the restatement on page F-14. Please also file an Item 4.02 Form 8-K and an amended Form 10-Q for the period ended September 30, 2010.

We do not believe an Item 4.02 Form 8-K and amended Form 10-Q for the period ended September 30, 2010 is appropriate based on the following discussion. Included within the Company’s December 31, 2010 Form 10-Q we disclosed that as of September 30, 2010, the Company had not accounted for the beneficial conversion feature on the note and related amortization and presented the amounts if our September 30, 2010 had been adjusted. In accordance with ASC 250-10-50-11, Error Corrections Related to Prior Interim Periods of the Current Fiscal Year, which also references ASC-10-45-26 in subsection b, we disclosed the effects of the error on interim periods of the current fiscal year in the Form 10-Q for the period ended September 30, 2010. Within Note 8 of the December 31, 2010 10-Q, we provided a schedule detailing the differences as of September 30, 2010 and for the three and six month period then ended if the beneficial conversion feature had been accounted for.  We made the determination that the September 30, 2010 did not need to be amended which was communicated to the SEC in our response to you on January 7, 2011. Whereby we communicated the following:

Pamela Long, Assistant Director
Securities and Exchange Commission
April 5, 2011

The Company reviewed both the qualitative and quantitative effects of the impact of the beneficial conversion feature on the previously filed September 30, 2010 10-Q and determined that the effects of recording the transaction were immaterial. This determination was based on the following facts:

•	At September 30, 2010, current liabilities reported were in excess of $4.5 million.
•
The Company reported significant interest expense and net loss for the periods ended September 30, 2010.  The adjustment as a percentage of the amounts reported represented 24% of interest expense for the three and six months ended September 30, 2010, and 20% and 30% for the three and six months ended September 30, 2010, respectively. The Company determined that the entry had a non-cash impact on the financial statements and did not change these line items whereby it might impact the judgment of the reader.

•	The adjustment would not have an impact on the basic and diluted loss per share of $0.00 previously reported for the periods ended September 30, 2010.
•
There is no impact on the statement of cash flows for the six months ended September 30, 2010 as the amortization beneficial conversion feature is added back to the increase in net loss in determining cash flows used in operations.

•	Based on review of preliminary information for the periods ended December 31, 2010, the additional interest expense will not have a significant impact for some of the same reasons discussed above.

Please note that subsequently, on January 14, 2011, the terms of the convertible note were amended again. Under the new agreement, the term of the note was extended to five years and all accrued interest was forgiven. Conversion and interest rates remained the same. The Company is currently determining the accounting impact for the change in the terms of the note. However, the Company expects to account for the change in terms of the debt as an extinguishment of the debt due to the significant change in the repayment period. Thus, the existing discount will be removed and a new discount, assuming a beneficial conversion feature exists, will be recorded.  Due to this significant modification we believe that any amendments to previous filings will cause further confusion to shareholders regarding the treatment of the note.

Item 2 — Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2

Results of Operations for the Three Month Periods Ended December 31, 2010 and 2009, page 4

9.
It appears that you only discuss in detail the results of operations for the three months ended December 31, 2010 as compared to the three months ended December 31, 2009. Please note that you should also discuss in detail the results of operations for the nine months ended December 31, 2010 as compared to the nine months ended December 31, 2009. Please revise your disclosure in future filings to describe the significant components of each revenue and expense line item in each income statement that is presented in the filing. Please show us in your supplemental response what the revisions look like.

Pamela Long, Assistant Director
Securities and Exchange Commission
April 5, 2011

We have revised below what the revisions should have looked like for the Form 10-Q for the quarter ended December 31, 2010 and will follow suit for future filings. Please note that your comment addressed the need for a detailed discussion of the nine months ended December 31, 2010 as compared to the nine months ended December 31, 2009, however, our operations did not commence until October 1, 2009 and thus there are only three months of operating data in the prior year. In our December 31, 2010 10-Q we addressed significant expenditures in which were incurred during the nine months ended December 31, 2010 as there was no previous comparable period. As time passes we will have additional comparable periods and ensure significant components of each revenue and expense line items are presented.

The following table summarizes the results of continuing operations amounts of the Company for the periods and dates shown:

	Three Months Ended December 31, 2010	Three Months Ended December 31, 2009	Nine Months Ended December 31, 2010	October 1, 2009 (Inception) to December 31, 2009
Combined Statement of Operations Data:
Revenue	$673,987	$235,082	$1,766,461	$235,082
Cost of revenue	219,346	185,347	550,164	185,347
Operating expenses	486,514	100,201	1,058,821	100,201
Operating income (loss)	(31,873)	(50,466)	157,476	(50,466)
Other expense	(233,591)	(110)	(755,344)	(110)
Loss from continuing operations	(299,153)	(50,576)	(631,557)	(50,576)
Net loss	$(329,153)	$(50,576)	$(661,926)	$(50,576)
Net loss per weighted average common share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIODS ENDED DECEMBER 31, 2010 AND 2009

Revenues increased $438,905 or 187%, for the three months ended December 31, 2010 compared to the corresponding period of the prior year. This increase resulted from a 34% increase in revenue from its major customer that accounted for 90% of revenue compared to 56% for the corresponding prior period. The increase in revenue is due to the complete redesign and upgrade of the DIW and management’s decision to implement temporary receiving facilities during the redesign process.  By guaranteeing customers that they would receive uninterrupted service, the temporary receiving facilities allowed management to secure customers several months in advance of the upgrade completions.  Furthermore by providing customers with exceptional customer service and competitive pricing that does not fluctuate significantly, management has created a marketing edge that separates the DIW from that of local competition.  Due to improvements made subsequent to the prior comparable period, the injection well is automated and fully winterized.  The injection well not only has additional capacity but its increased efficiency for processing produced water, allows four trucks to simultaneously unload.  This greatly reduces wait times and ultimately results in the Company and our customers saving both time and money.

Cost of revenue increased $33,999 or 18%, for the three months ended December 31, 2010 compared to the corresponding period of the prior year. As a percentage of revenues, cost of revenue was 33% compared to 79% in the prior year period. Items included within cost of revenues represent labor, depreciation and amortization, equipment rental, supplies, utilities, repair and maintenance. Principal factors contributing to the increase in cost of revenue included additional depreciation due to improvements made to the injection well subsequent to the prior comparable period and an increase in variable expenditures such as utilities due to the increased barrels produced. Payroll related costs are primarily fixed due to the minimal staffing required to monitor the facility and thus do not fluctuate significantly from period to period.

Pamela Long, Assistant Director
Securities and Exchange Commission
April 5, 2011

Total operating expenses increased $386,313 or 386% for the three months ended December 31, 2010 compared to the corresponding period of the prior year due to the increased operations and the addition of SET Corp since the acquisition. Operating expenses include management and administrative personnel costs (including non-cash stock-based compensation), corporate office costs, accounting fees, depreciation and amortization, legal expense, information systems expense, product marketing, sales expense and research and development expenses.  Increases expenditures included approximately $46,000 for stock based compensation, $74,000 in professional fees, $55,000 in salaries and wages, $86,000 in consulting agreements, and general corporate expenditures for SET Corp for rent, utilities, etc in which were not present in the previous comparable period. In addition, research and development expenses of approximately $53,000 in 2010 represented costs incurred in our development of MultiGen system.

Total other expense increased $233,481 or 212,255% for the three months ended December 31, 2010 compared to the corresponding prior period due to an increase in financing activities and debt settlement negotiations. Other income (expense) includes interest income, interest expense, change in fair value of derivative liability, and gain on settlement of payables and accrued liabilities. The increase during the current period was primarily related to $200,000 of amortization expense related to the beneficial conversion feature recorded in connection with the $2.0 million note payable to the former shareholder of Pro Water.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED DECEMBER 31, 2010 AND OCTOBER 1, 2009 (INCEPTION) TO DECEMBER 31, 2009

Due to the Company commencing operations on October 1, 2009 (Inception), the results of operations for the period from October 1, 2009 (Inception) to December 31, 2009 are the same as the results of operations for the three months ended December 31, 2009. Therefore, the results of operations for the nine months ended December 31, 2010 are not directly comparable to the results of operations for the period from October 1, 2009 (Inception) to December 31, 2009.

Revenues were $1,766,461 for the nine months ended December 31, 2010. During the nine months ended December 31, 2010, the Company had one (1) customer that accounted for approximately 90% of its revenue and 91% of its accounts receivable at December 31, 2010. The loss of this customer would have a significant impact on the Company’s financial results. Due to improvements made subsequent to the period from October 1, 2009 (Inception) to December 31, 2009, the injection well became automated and fully winterized.  The injection well not only has additional capacity but its increased efficiency for processing produced water, allows four trucks to simultaneously unload.  This greatly reduces wait times and ultimately results in the Company and our customers saving both time and money.

Cost of revenue was $550,164 for the nine months ended December 31, 2010. As a percentage of revenues, cost of revenue was 31%. Cost of revenue was $185,347 for period from October 1, 2009 (Inception) to December 31, 2009. As a percentage of revenues, cost of revenue was 79%. Items included within cost of revenues represent labor, depreciation and amortization, equipment rental, supplies, utilities, repair and maintenance. Principal factors contributing to the significant difference in cost of revenue as a percentage of sales for the two periods included additional depreciation due to improvements made to the injection well subsequent to the period from October 1, 2009 (Inception) to December 31, 2009 and an increase in variable expenditures such as utilities due to the increased barrels produced. Payroll related costs are primarily fixed due to the minimal staffing required to monitor the facility and thus do not fluctuate significantly from period to period.

Total operating expenses were $1,058,821 for the nine months ended December 31, 2010. As a percentage of revenues, operating expenses were 60%. Total operating expenses were $100,201 the period from October 1, 2009 (Inception) to December 31, 2009. As a percentage of revenues, operating expenses were 43%. Principal factors contributing to the significant difference in operating expenses were due to the increased operations and the addition of SET Corp since the acquisition. Operating expenses include management and administrative personnel costs (including non-cash stock-based compensation), corporate office costs, accounting fees, depreciation and amortization, legal expense, information systems expense, product marketing, sales expense and research and development expenses.  Such increased expenditures of SET Corp contained in the nine months December 31, 2010 included approximately $93,000 for stock based compensation, $143,000 in professional fees, $130,000 in salaries and wages, $280,000 in consulting agreements, and general corporate expenditures for SET Corp for rent, utilities, etc in which were not presented in the period from October 1, 2009 (Inception) to December 31, 2009.

Pamela Long, Assistant Director
Securities and Exchange Commission
April 5, 2011

Total other expense was $755,344 for the nine months ended December 31, 2010. As a percentage of revenues, other expense was 43%. Other income (expense) includes interest income, interest expense, change in fair value of derivative liability, and gain on settlement of payables and accrued liabilities. The increase during the current period was primarily related to $584,951 of amortization of debt discounts primarily consisting of $200,000 of amortization expense related to the beneficial conversion feature recorded in connection with the $2.0 million note payable to the former shareholder of Pro Water and $381,459 of the remaining discount of the Convertible Notes Payable to Horst Geicke and Related Entities, $106,990 of the change in fair value of derivative liability primarily due to the increase in the fair market value of the Company’s common stock which has a significant impact on the fair value of the derivative liability, and approximately $56,000 of interest expense related to debt instruments.

10.
We have reviewed your response to prior comment 13 from our letter dated February 1, 2011. We note that the Pro Water segment is the only revenue producing segment at December 31, 2010. However, you should still separately discuss for each segment the changes in material expenses and income (loss). In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

In future filings, we will separately discuss for each segment the changes in material expenses and income (loss). In doing so, also disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, we will attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item in accordance with Item 303(a)(3) of Regulation S-K. We have revised below what the revisions should have looked like for the Form 10-Q for the quarter ended December 31, 2010 and will follow suit for future filings:

The following should be read in conjunction with the third quarter financial results of fiscal 2011 for each reporting segment. See “Notes to Condensed Consolidated Financial Statements, Note 12 — Segment Information.”

Pamela Long, Assistant Director
Securities and Exchange Commission
April 5, 2011

SEGMENT RESULTS FOR THE THREE MONTH PERIODS ENDED DECEMBER 31, 2010 AND 2009

Pro Water

All revenues and cost of revenues are associated with the Pro Water segment, see response to Comment #9 above of expected disclosure.

Total operating expenses increased $19,713 or 20% for the three months ended December 31, 2010 compared to the corresponding period of the prior year due to the increased operations and improvements made to the injection well of the Company as discussed above. Also as a result, as a percentage of revenue, operating expenses decreased from 43% to 18% due to the significant improvement in revenue.

Total other expense increased $225,531 or 205028% for the three months ended December 31, 2010 compared to the corresponding prior period due to an increase in financing activities. Other income (expense) includes interest income and interest expense. The increase during the current period was primarily related to $200,000 of amortization expense related to the beneficial conversion feature recorded in connection with the $2.0 million note payable to the former shareholder of Pro Water.

SETCORP

There is no revenue generated by this segment for any of the periods presented. In addition, the historical results of operations for SETCORP are not presented for the three months ended December 31, 2009 due to the reverse acquisition requiring the historical information of Pro Water to be presented for the period from October 1, 2009 (Inception) to March 31, 2010.

Total operating expenses for the three months ended December 31, 2010 were $366,600. Operating expenses include management and administrative personnel costs (including non-cash stock-based compensation), corporate office costs, accounting fees, depreciation and amortization, legal expense, information systems expense, product marketing, sales expense and research and development expenses.  Expenditures included approximately $46,000 for stock based compensation, $74,000 in professional fees, $55,000 in salaries and wages, $86,000 in consulting agreements, and general corporate expenditures for SET Corp for rent, utilities, etc in which were not present in the previous comparable period. In addition, research and development expenses of approximately $53,000 in 2010 represented costs incurred in our development of MultiGen system.

Total other expense for the three months ended December 31, 2010 were $7,965 for the three months ended December 31, 2010. Other expense was the result of financing activities and debt settlement negotiations. Other income (expense) includes interest expense, change in fair value of derivative liability, and gain on settlement of payables and accrued liabilities.

SEGMENT RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2010 AND OCTOBER 1, 2009 (INCEPTION) TO DECEMBER 31, 2009

Due to the Company commencing operations on October 1, 2009 (Inception), the results of operations for the period from October 1, 2009 (Inception) to December 31, 2009 are the same as the results of operations for the three months ended December 31, 2009. Therefore, the results of operations for the nine months ended December 31, 2010 are not directly comparable to the results of operations for the period from October 1, 2009 (Inception) to December 31, 2009.

Pamela Long, Assistant Director
Securities and Exchange Commission
April 5, 2011

Pro Water

Total operating expenses were $340,471 for the nine months ended December 31, 2010. Operating expenses of Pro Water for the nine months ended December 31, 2010 primarily included approximately $67,000 of payroll related expenses, $16,000 of professional fees, $21,000 of insurance expense, $32,000 of depreciation and amortization, and other general and administrative expenses, such as rent, utilities, and office expense.

Total other expense was $252,094 for the nine months ended December 31, 2010. As a percentage of revenues, other expense was 14%. Principal factors contributing to the significant difference in other expense was due to an increase in financing activities. Other income (expense) includes interest income and interest expense. The increase during the current period was primarily related to $200,000 of amortization expense related to the beneficial conversion feature recorded in connection with the $2.0 million note payable to the former shareholder of Pro Water.

SETCORP

There is no revenue generated by this segment for any of the periods presented. In addition, the historical results of operations for SETCORP are not presented for the period from October 1, 2009 (Inception) to December 31, 2009 due to the reverse acquisition requiring the historical information of Pro Water to be presented for the period from October 1, 2009 (Inception) to March 31, 2010.

Total operating expenses for the nine months ended December 31, 2010 were $718,350. Operating expenses include management and administrative personnel costs (including non-cash stock-based compensation), corporate office costs, accounting fees, depreciation and amortization, legal expense, information systems expense, product marketing, sales expense and research and development expenses. Expenditures of SET Corp contained in the nine months December 31, 2010 included approximately $93,000 for stock based compensation, $143,000 in professional fees, $130,000 in salaries and wages, $280,000 in consulting agreements, $53,000 of costs incurred in our development of MultiGen system, and general corporate expenditures for SET Corp for rent, utilities, etc in which were not presented in the period from October 1, 2009 (Inception) to December 31, 2009.

Total other expense for the nine months ended December 31, 2010 was $503,250. Other expense was the result of financing activities and debt settlement negotiations. Other income (expense) includes interest income, interest expense of $410,511related to the amortization of debt discounts of $381,459 on the Convertible Notes Payable to Horst Geicke, change in fair value of derivative liability of $106,990 primarily due to the increase in the fair market value of the Company’s common stock which has a significant impact on the fair value of the derivative liability, and gain on settlement of payables and accrued liabilities of $14,234.

Item 4T. Controls and Procedures, page 6 Disclosure Controls and Procedures, page 6

11.
 We note that in the first paragraph you include a materiality qualifier in your discussion regarding the conclusion that your disclosure controls and procedures are not effective. In future filings, please delete the materiality qualifier and refer to the correct definition of disclosure controls and procedures as set forth in Exchange Act Rules 13a-15(e) and15d-15(e). Please tell us whether your management's conclusion regarding your disclosure controls and procedures is based upon the full definition as set forth in the rules. Please also tell us, and in future filings disclose, why you determined that your disclosure controls and procedures are not effective.

Pamela Long, Assistant Director
Securities and Exchange Commission
April 5, 2011

In future filings, we will delete the materiality qualifier and refer to the correct definition of disclosure controls and procedures as set forth in Exchange Act Rules 13a-15(e) and15d-15(e). Our disclosure regarding our disclosure controls and procedures is based upon the full definition as set forth in the rules. Also, in future filings we will disclose why we determined that our disclosure controls and procedures are not effective. See response to Comment #12 below for additional information regarding our internal controls disclosures.

Changes in Internal Control Over Financial Reporting, page 7

12.
Please disclose in greater detail the nature of the material weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report. Also, disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

We have revised below what the revisions should have looked like for the Form 10-Q for the quarter ended December 31, 2010 and will follow suit for future filings:

Disclosure Controls and Procedures

As required by SEC Rule 13a-15 or Rule 15d-15, our Chief Executive and Principal Accounting Officers carried out an evaluation under the supervision and with the participation of our management, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing evaluation, we have concluded that our disclosure controls and procedures are not effective as of December 31, 2010 and that they do not allow for information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its Chief Executive and Principal Accounting Officers as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company in accordance with as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the (i) effectiveness and efficiency of operations, (ii) reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and (iii) compliance with applicable laws and regulations. Our internal controls framework is based on the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Pamela Long, Assistant Director
Securities and Exchange Commission
April 5, 2011

Management’s assessment of the effectiveness of the small business issuer’s internal control over financial reporting is as of the December 31, 2010. We believe that internal control over financial reporting is not effective. We have identified the following current material weaknesses considering the nature and extent of our current operations and any risks or errors in financial reporting under current operations:

•	Inadequate staffing and supervision;

•	Inadequate approval and substantiation of cash disbursements;

•	Substantiation and evaluation of certain general ledger account balances including the lack of reconciliations and improper cut-offs;

•	Lack of procedures and/or expertise needed to prepare all required financial disclosures; and evidence that employees lack the qualifications and training to fulfill their assigned functions.

These material weaknesses were first identified by our former Chief Executive and Principal Accounting Officer during the year ended March 31, 2008 and continues to exist as of the December 31, 2010 reporting date. We are currently in process of remediating these material weaknesses. We plan to implement additional policies, procedures, and controls to address these issues. In addition, recently we have hired two accountants to assist in the day to day operations of the Company and to elevate some of the staffing, supervision and segregation of duties issues. In addition, we have engaged a consultant in which is a certified public accountant with significant experience in technical accounting issues and SEC reporting. This additional accounting staff and consultant are assisting us in improving our internal and external reporting including the preparation of monthly reconciliations, procedures to ensure proper cut-offs and accurate external reporting. We expect to implement most of these changes during the period ended March 31, 2011.

Changes in Internal Control Over Financial Reporting.

There have been no changes in our internal control over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Our most recent assessment resulted in reaffirming the material weaknesses noted above.

 Exhibits 31.1 and 31.2

13.
In future filings, please provide certifications that include the exact wording as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that you have replaced "registrant" with "issuer" throughout your certifications.

In future filings, we will provide certifications that include the exact wording as set forth in Item 601(b)(31) of Regulation S-K and use the word "registrant" instead of  "issuer" throughout our certifications.

In responding to your comments, we acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, SUSTAINABLE ENVIRONMENTAL TECHNOLOGIES CORPORATION /s/ Bob Glaser By: Bob Glaser Its: Chief Executive Officer